For Release                                      22nd September 2003



Filtronic plc


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, announces that it has been selected by a new OEM customer to supply initial quantities of an integrated radio frequency head unit to be installed in 3G wideband code division multiple access (WCDMA) base stations. Production quantities are not expected to commence until the second half of calendar year 2004. The units contain power amplifiers, which incorporate the unique,high power, compound semiconductor transistors manufactured in Filtronic's own fabrication facility at Newton Aycliffe. The units also contain the up/down converters and the high-speed digital baseband interface and processing capability.


Ends



For further information, please contact:

Filtronic plc
Professor David Rhodes          07850-827-280 (mobile)
John Samuel                     07860-614-145 (mobile)
Christoper Schofield            01274 530622

Binns & Co plc
Peter Binns/Emmie Peryer        0207 786 9600